February 20, 2007

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Virginia Mines Inc.
Form 40-F for Fiscal Year Ended February 28, 2006
Filed May 30, 2006
File No. 0-29880

Ladies and Gentlemen:

This letter from Virginia Mines Inc. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated January 30, 2007 from Ms. April Sifford, regarding the above-referenced Annual Report on Form 40-F. Set forth below are responses to the numbered comments. For your convenience, each response follows the sequentially numbered Comment copied from your letter of January 30, 2007. Except as noted, the Company would propose treating all Comments as “future” comments to be reflected in future filings. The Company has included with its responses drafts of certain revised disclosure for the Staff’s consideration and will ensure that the additional disclosures or other revisions will be made in future filings, as applicable.

Form 40-F for the Year Ended February 28, 2006

General

Comment (1) :
We note your Form 40-F filed on May 30, 2006 is reflected in EDGAR for the period ended May 30, 2006. Please update EDGAR to reflect the correct period end date of February 28, 2006. You may contact filer support for further guidance at (202) 551-8900.

Response (1) :
In response to the above Comment, the Company confirms that it will update the information on EDGAR to reflect the correct period end date for the Form 40-F for the year ended February 28, 2006.

U.S. Securities and Exchange Commission
February 20, 2007

Cover Page

Comment (2) :
Revise your filing to reflect the full fiscal year ended February 28, 2006, not the transition period (nine months) ended February 28, 2006.

Response (2) :
In response to the above Comment, the Company confirms that the cover page on its future annual report filings will indicate that the report is an annual report rather than a report for a transition period.

Consolidated Statement of Earnings, page 3

Comment (3) :
Tell us and revise your footnotes to disclose the specific details related to the amounts recorded as cost of mining properties abandoned or written off for the fiscal year ended February 28, 2006 and the period ended February 28, 2005.

Response (3) :
In response to the above Comment, the requested details are provided in the following table:

Cost of mining properties abandoned or written off

	February 28, 2006 $		February 28, 2005 $

Auclair			34,911
Baie Payne	65,652		76,667
Chutes Des Passes	159,020		239,600
Corvet Est			9,417
Coulon	180,078		
Duquet	14,291		
Grenville			14,023
Guyer Sud	4,069		737
L.G.3.5			79,445
La Grande Sud			3,555,414
Lac Bonfait	65,436		
Lac Fagnan	65,587		
Lac Gayot	1,052		56,780
Megatem	6,703		225,110
Megatem III			16,105
Lac Noella	560,708		382,918
Other	1,549		3,368

Total	1,124,145	*	4,694,495	*

U.S. Securities and Exchange Commission
February 20, 2007

* Mining properties are abandoned or written off in full or partially because of their low discovery potential.

Under US GAAP, all exploration costs and acquisitions of mineral properties are expensed as incurred.

In future filings, the Company will provide footnote disclosure with comparable details as applicable.

Note 6 - Amounts receivable, page 11

Comment (4) :
Tell us the payment terms of the amounts receivable and why it is appropriate to reflect each of these amounts as a current asset on your balance sheet. Tell us and disclose if each of the amounts receivable from February 28, 2005 was collected in the fiscal year ended 2006.

Response (4) :
In response to the above Comment, the requested information is set forth below. The Company believes that it is appropriate to reflect each of these amounts as a current asset on the Company’s balance sheet because each amount is expected to be received within one year of the date recorded on the Company’s balance sheet. As set forth below, each of the amounts receivable from February 28, 2005 was collected in the Company’s 2006 fiscal year except for the credit on duties refundable for loss. As stated in note (2) to the table below, that amount was not received until January 2007 due to administrative delays at the Ministry of Natural Resources and Wildlife.

Amounts receivable

	As at February 28,
	2006 $	2005 $

Refundable tax credit for resources (1)	5,698,499	2,563,874
Credit on duties refundable for loss (2)	1,914,727	1,314,670
Interest receivable (3)	229,593	63,371
Amounts receivable under agreements with mining exploration companies (4)	54,353	541,215
Commodity taxes receivable (5)	324,262	359,039
Loans to service providers related to the exercise of stock options, non-interest-bearing, cashed on April 25, 2006	664,291	
Others (6)	16,431	240,356

	8,902,156	5,082,525

U.S. Securities and Exchange Commission
February 20, 2007

  The refundable tax credit for resources is receivable as soon as the Company files its income tax return with the Quebec Minister of Revenue. This credit is a percentage varying between 35% and 38.75% of qualified exploration expenditures. The balance as at February 28, 2005 was settled in 2006.
  The credit on duties refundable for loss is receivable as soon as the Company files its mining duties return with the Minister of Natural Resources and Wildlife. This credit is a percentage of 12% of qualified exploration expenditures. The forms were filed early after the year-end, but due to administration delays at the Ministry of Natural Resources and Wildlife the amount was settled in January 2007.
  The interest receivable on short-term investments was fully cashed in 2006.
  Amounts receivable under agreements with mining exploration companies are amounts that the Company invoices to its partners for exploration expenditures done for them on properties on which they can acquire an interest. These invoices are due upon receipt. All the amounts were settled in 2006.
  Commodity taxes receivable are GST/QST the Company files every three months. GST refers to the federal goods and services tax, and QST is the Quebec sales tax. These amounts are receivable as soon as the Company files the tax forms. All amounts were settled in 2006.
  Others are several amounts that were fully settled in 2006.

Note 14 - Income taxes, page 23

Comment (5) :
We note the reversal of your valuation allowance in 2006. Citing the authoritative accounting literature, please tell us and disclose why you believe this reversal is appropriate.

Response (5) :
Under FAS 109, paragraph 21, future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward period available under the tax law. The following four possible sources of taxable income may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards:

a. Future reversals of existing taxable temporary differences

b. Future taxable income exclusive of reversing temporary differences and carryforwards

U.S. Securities and Exchange Commission
February 20, 2007

c. Taxable income in prior carryback year(s) if carryback is permitted under the tax law

d. Tax-planning strategies (paragraph 22) that would, if necessary, be implemented to, for example:

(1) Accelerate taxable amounts to utilize expiring carryforwards

(2) Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss

(3) Switch from tax-exempt to taxable investments.

In March 2006, as disclosed in note 17(a) to the financial statements, Virginia Gold Mines Inc. (“Virginia Gold”) (predecessor registrant to the Company) transferred to Virginia Mines Inc. (now defined as the “Company”) the assets not related to the Eleonore property at fair market value (for accounting purposes this transaction was recorded at the carrying value because it is a related party transaction). Virginia Gold realized a taxable income sufficient to recognize all tax benefits accumulated as at February 28, 2006. This transaction covers situation b. of paragraph 21 of FAS 109.

Comment (6) :
We also note the $4.5 million tax benefit not recognized previously in your tax recovery reconciliation during the fiscal year ended February 28, 2006. It appears this amount relates to the reversal of the valuation allowance as referenced in our comment above. If our understanding is incorrect, please explain the nature of this amount.

Response (6) :
The Company confirms that the Staff’s understanding is correct and that this amount relates to the reversal of the referenced valuation allowance.

The reversal of the valuation allowance of $4.5 million in the reconciliation for the period ended February 28, 2006 corresponds to future income tax assets related to non-Eleonore assets that were not recognized as at February 28, 2005.

Note 17 – Subsequent events, page 25

Comment (7) :
Your disclosure related to your reorganization and arrangement with Goldcorp is not clear to us. Please tell us and revise your filing to clearly disclose each part of the transaction, how each part would be accounted for under U.S. GAAP, and the final corporate structure of the organization following the transaction. In your response, it may be helpful to provide an organization chart detailing the structure before and after the transaction.

U.S. Securities and Exchange Commission
February 20, 2007

Response (7) :
In response to the above Comment, the Company proposes in future filings to clarify the information presented by adding text describing the effect of the Arrangement, and will include an organization chart as suggested in the above Comment. Please note that on April 25, 2006, the name of Virginia Gold (which as a consequence of the Arrangement had become a wholly-owned subsidiary of Goldcorp Inc.), was changed to “Les Mines Opinaca Ltée” but for purposes of this response letter is referred to as “Virginia Gold”. Summarized below are: (1) proposed additional text to be added to note 17 to clarify the disclosure concerning the Company’s reorganization and arrangement with Goldcorp; (2) details concerning the accounting treatment of the transaction; and (3) an organization chart detailing the structure before and after the transaction.

1. Proposed text to be added to the note disclosure

The Company would propose adding the following to its note disclosure concerning the Arrangement in future filings:

“Accordingly, effective March 31, 2006, as a consequence of the Arrangement:

  Virginia Gold became a wholly-owned subsidiary of Goldcorp, and holds the Eleonore property and has assumed the liabilities related to the Eleonore property. Effective April 25, 2006, the name of Virginia Gold was changed to “Les Mines Opinaca Ltée”; and
    Virginia Mines (the Company) holds the assets not related to the Eleonore property and the production royalty as described above, and has assumed the liabilities not related to the Eleonore property.”

2. Accounting treatment of the transaction

On March 31, 2006, when the transaction occurred, all the Eleonore net assets were removed from the balance sheet and the effect consisted in an increase in the deficit as at March 31, 2006.

The treatment will be the same under Canadian and U.S. GAAP except that under U.S. GAAP the carrying value of the Eleonore property was nil as at March 31, 2006. The value ascribed to the royalty production bought by Virginia Mines from Virginia Gold was nil because it was a related party transaction.

U.S. Securities and Exchange Commission
February 20, 2007

Journal entries

Acquisition by Virginia Mines of production royalty from Virginia Gold (at carrying value)

(CND GAAP same as U.S. GAAP)	Debit	Credit

Production royalty	
Shareholders’ equity	16,100,000
Cash
		16,099,000
Shareholders’ equity
		1,000

Issuance of shares by Virginia Mines to Virginia Gold

(CND GAAP same as U.S. GAAP)	Debit	Credit

Cash	16,099,000
Shareholders’ equity
		16,099,000

Disposition of Eleonore net assets

Under CND GAAP

Deficit	15,974,110
Other Eleonore net assets
3,950,279
Eleonore mining property
12,023,831

Under U.S. GAAP

Deficit	3,950,279
Eleonore net assets (excluding mining property already expensed as incurred)
3,950,279

U.S. Securities and Exchange Commission
February 20, 2007

3. Corporate structure

Presented below is a simplified corporate structure of Virginia Mines before and after the completion of the Arrangement :

Virginia Gold Mines Shareholders 100%
Virginia Gold Mines Listed company Non-Eleonore Assets and Liabilities Eleonore Assets and Liabilities (discontinued operations) 100%
Virginia Mines

Current Goldcorp Shareholders	Virginia Mines Shareholders (0.4 of a Goldcorp Share in exchange for one Virginia Gold Mines Share)	Virginia Mines Shareholders (0.5 of Virginia Mines Share in exchange for one Virginia Gold Mines Share) 100%
Goldcorp 100%
Virginia Gold Mines De-listed from TSX Eleonore Assets and Liabilities Became Les Mines Opinaca Ltée		Virginia Mines Listed company Non-Eleonore Assets and Liabilities

U.S. Securities and Exchange Commission
February 20, 2007

Comment (8):
We note Virginia Mines is the successor registrant to Virginia Gold Mines, Inc. and that Virginia Mines is a wholly-owned subsidiary of Goldcorp following the transaction. Further, we note Virginia Mines will receive a production royalty on the Eleonore property. Tell us and disclose in detail why it is appropriate under U.S. GAAP to reflect the Eleonore property as discontinued operations and further, tell us your consideration of EITF 03-13 given your continuing involvement with Goldcorp.

Response (8) :
In response to the above Comment, the Company advises the Staff that Virginia Mines is the successor registrant of Virginia Gold. Virginia Mines will continue the operations of Virginia Gold, except for the Eleonore property. Virginia Mines is not a wholly-owned subsidiary of Goldcorp Inc. (please see the corporate structure chart included as part of the Company’s response to Comment (7)). Rather, it is Virginia Gold, now re-named “Les Mines Opinaca Ltée”, that is the wholly-owned subsidiary of Goldcorp.

During the fourth quarter of fiscal 2006, after many informal consultations among significant shareholders, management of Virginia Gold decided that the offer received from Goldcorp Inc. was the most preferable for the benefit of Virginia Gold’s shareholders given the sales price and the potentially significant favorable outcome for all the shareholders.

The Company considers each of its properties, including Eleonore (as then held by predecessor Virginia Gold), as a separate asset group as defined by CICA 3475 and FAS 144 as each represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Eleonore also represents a disposal group and, in substance, an asset held for sale as at the date of the financial statements. Accordingly, Eleonore was accounted for as a discontinued asset. The Company considers this accounting treatment the most transparent representation of the continuing company, given the pending disposal of Eleonore.

Pursuant to the royalty agreement, Virginia Gold will pay to Virginia Mines a production royalty based on a percentage of net smelter return from the sale or disposition of all minerals produced from the Eleonore property.

Under EITF 03-13, the issues are:

Issue 1- How an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity.

The only potential cash flows from the Eleonore property will consist in a passive royalty interest in the disposal of the component’s operations and must be considered indirect cash flows. In addition, the value of the royalty is very speculative and nearly impossible to evaluate. This royalty agreement is also subject to many conditions.

U.S. Securities and Exchange Commission
February 20, 2007

Issue 2- The types of continuing involvement that constitute significant continuing involvements in the operations of the disposed component.

As a consequenceof the Arrangement, Virginia Gold is a wholly-owned subsidiary of Goldcorp (please see the corporate structure chart included as part of the Company’s response to Comment (7)).

Virginia Mines will have no ability to influence Virginia Gold in the operations or in the establishment of financial policies.

Note 18 – United States generally accepted accounting principles (U.S. GAAP), page 26

Comment (9) :
Revise your (net loss) net earnings presentation to be consistent with your other financial statements in reflecting debit and credit balances. We note your net earnings amount includes parentheses while your net loss does not, which is not consistent to your other financial presentations in the filing.

Response (9) :
In response to the above Comment, the Company confirms that in future filings it will revise its (net loss) net earnings presentation in this note to be consistent with its other financial statements in reflecting debit and credit balances.

Engineering Comments

General

Comment (10) :
Insert a small-scale map showing the location and access to all material properties. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We also believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

U.S. Securities and Exchange Commission
February 20, 2007

  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
  A north arrow.
  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
  A title of the map or drawing, and the date on which it was drawn.
  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response (10) :
In response to the above Comment, the Company confirms that it will include in future filings a small-scale map showing the location and access to all material properties.

General Development of Business, page 2.

Comment (11) :
Please restate the measured and indicated mineral resources of the Poste Lemoyne property separately. Resources should only be reported as “in place” tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader. In addition, please indicate the economically based cutoff grade used to delimit these resources, listing the commodity sales price, operating costs and recovery parameters.

Response (11) :
In response to the above Comment, the Company confirms that in future filings it will restate the measured and indicated mineral resources of the Poste Lemoyne property separately, and will otherwise comply with the requirements of Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”, with respect to its disclosures concerning resource estimates.

Comment (12) :
You state the Virginia Mines retained several royalties for the Poste Lemoyne property. Please describe these royalties in detail.

U.S. Securities and Exchange Commission
February 20, 2007

Response (12) :
In response to the above Comment, the Company respectfully notes that information concerning the terms of the royalty for the Poste Lemoyne property was included in its disclosure and acknowledges that the terms of certain retained royalties were omitted. The Company confirms that it will include information concerning the terms of royalties (including retained royalties) in future filings as applicable.

Geological Setting, page 4.

Comment (13) :
The Technical Report as described in your filing was not found on SEDAR under Virginia Mines or Goldcorp. Please clarify where these reports are filed or located so investors may access them. Explain how Les Mines Opinaca Ltée relates to this filing and to your company. If this company is a subsidiary or division, please describe this company as such within the filing.

Response (13) :
In response to the above Comment, the Company supplementally informs the Staff that, following completion of the Arrangement and the consequent acquisition by Goldcorp of the Company’s predecessor Virginia Gold, the name of the Virginia Gold entity was changed to Les Mines Opinaca Ltée effective April 25, 2006. The Company confirms that this will be clarified in future filings with the Commission.

In connection with the above responses, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
February 20, 2007

This letter responds to all comments contained in Ms. Sifford’s letter of January 30, 2007. If you have any questions, please do not hesitate to call the undersigned at (418) 694-9832.

Very truly yours,

Virginia Mines Inc.

By: /s/ Gaetan Mercier
Gaetan Mercier
Chief Financial Officer

cc: Mr. Bob Carroll
Ms. Shannon Buskirk
Mr. Ken Schuler